December 1, 2010	Trading Symbol: TSX - HNC

Hard Creek Nickel Corporation
STOCK OPTIONS GRANTED

(VANCOUVER) – Hard Creek Nickel Corporation (the “Company”) today announces that pursuant to its Stock Option Plan, approved by the Toronto Stock Exchange, the Company will be granting 760,000 stock options to certain Consultants, Directors, Officers and Employees, exercisable at $0.50 per share, expiring November 29, 2015.

On behalf of the Board of Directors of Hard Creek Nickel Corporation,

"Mark Jarvis"

Mark Jarvis, President
HARD CREEK NICKEL CORPORATION

The TSX does not accept responsibility for the accuracy or adequacy of this news release.

1060 – 1090 W. Georgia St., Vancouver, BC, Canada V6E 3V7
T: 604-681-2300 F: 604-681-2310
E: info@hardcreek.com W: www.hardcreeknickel.com